I, John Clark, certify that:

(1) the financial statements of Global Cancer Technology, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Global Cancer technology, Inc included in this Form reflects accurately the information reported on the tax return for Global Cancer Technology, Inc filed for the fiscal year ended 2018

John P Clark

John P Clark

CEO
10/08/2019

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.